I, Jean J. Borno, certify that:

(1) the financial statements of 1787 Financial Corporation, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of 1787 Financial Corporation, Inc. included in this Form reflects accurately the information reported on the tax return for 1787 Financial Corporation, Inc. will fill for the fiscal year ended 2016.

[Signature]



_____
Jean J. Borno, President

May 8, 2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.